Exhibit 99.56
AYA GOLD & SILVER INC.   (the “Corporation”)
Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 ⎯ Continuous Disclosure Obligations ("NI 51-102")
Following the annual meeting of shareholders of the Corporation held on June 20, 2025 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated. Accordingly, there were 69,658,145 common shares present or represented at the meeting or 53.23% of the 130,874,834 common shares issued and outstanding on May 5, 2025, being the record date for the Meeting.
Election of Directors
Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominees	Votes cast FOR	Percentage (%) of votes cast FOR	Votes AGAINST	Percentage (%) of votes cast AGAINST
1. Annie Torkia Lagacé	65,866,216	99.91%	62,565	0.09%
2. Benoit La Salle	56,509,166	85.71%	9,419,615	14.29%
3. Dr. Jürgen Hambrecht	59,900,794	90.86%	6,027,986	9.14%
4. Eloïse Martin	63,997,808	97.07%	1,930,972	2.93%
5. Ghislane Guedira Bennouna	65,865,849	99.90%	62,932	0.10%
6. John Burzynski	65,875,131	99.92%	53,650	0.08%
7. Robert Taub	64,039,619	97.13%	1,889,162	2.87%
8. Yves Grou	62,190,673	94.33%	3,738,107	5.67%
Appointment and Remuneration of Auditor
Based on the proxies received by the Corporation and the votes on a show of hands, KPMG LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor	69,418,155	99.71%	199,925	] 0.29%

Advisory Resolution on Executive Compensation
Based on the proxies received by the Corporation and the votes on a show of hands with respect to the approval of an advisory and non-binding resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation	30,085,271	45.63%	35,843,531	54.37%